New Gold Reports Fourth Quarter and Year-End Financial Results
Provides Updated Reserves and Resources

February 14, 2019 – New Gold Inc. ("New Gold" or the "Company") (TSX and NYSE American: NGD) reports fourth quarter and year-end results for the Company and provides updated Mineral Reserves and Resources as of December 31, 2018. *(All amounts are in U.S. dollars unless otherwise indicated)*

A conference call and webcast will follow to discuss these results at 8:30 a.m. Eastern time. A technical discussion of the Company's 2019 guidance outlook will follow the presentation of the fourth quarter and year-end financial results (details are provided at the end of this press release).

(For detailed information, please refer to the Company's Fourth Quarter and Year-End Management's Discussion and Analysis (MD&A) and Financial Statements that are available on the Company's website at www.newgold.com and on SEDAR at www.sedar.com. The Company uses certain non-GAAP financial performance measures throughout this press release. Please refer to the "Non-GAAP Financial Performance Measures" section of this press release and in the MD&A.)

Fourth Quarter and Year-End Highlights (Continuing Operations)

- The Company reported gold production of 97,428 ounces (84,421 ounces sold) for the quarter at an average realized gold price of $1,230 per ounce. Annual gold production was 315,483 ounces (298,002 ounces sold), at an average realized gold price of $1,263 per ounce.

- The Company produced 20.8 million pounds of copper (19.7 million pounds sold) for the quarter at an average realized copper price of $2.96 per pound and 85.1 million pounds (81.1 million pounds sold) for the year at an average realized copper price of $3.06 per pound.

- Revenues for the quarter were $157.4 million and $604.5 million for the year.

- Operating expense per gold ounce was $568 for the quarter and $648 for the year. Operating expense per copper pound was $1.37 for the quarter and $1.57 for the year.

- All-in sustaining costs (AISC)[1] per gold ounce were $688 for the quarter and $961 for the year. AISC per gold ounce on a co-product basis were $857 for the quarter and $1,051 for the year.

- Net loss from continuing operations was $727.7 million ($1.26 per share) for the quarter, which includes a $671.1 million ($1.16 per share) impairment loss related to the Rainy River Mine ($452.9 million) and the Blackwater project ($218.2 million). Net loss from continuing operations for the year was $1,070.8 million ($1.85 per share), which includes a $953.2 million ($1.65 per share) after tax impairment loss related to the Rainy River Mine ($735.0 million) and the Blackwater project ($218.2 million).

- Adjusted net earnings from continuing operations for the quarter, which excludes the impairment loss noted above, was $22.7million ($0.04 per share) and adjusted net loss for the year from continuing operations was $10.6 million ($0.02 per share).

- For the fourth quarter, operating cash flow was $57.8 million ($0.10 per share) and $193.0 million ($0.33 per share) for the year. Operating cash flow, before changes in working capital, was $74.8 million ($0.13 per share) and $264.6 million ($0.47 per share) for the year.

- The Company's current available liquidity of $392.9 million secures the implementation of the Company's 2019 operational plan.

- In late 2018, the Company implemented a hedging strategy whereby it entered into gold and copper price option contracts to reduce exposure to fluctuations in gold and copper prices in 2019.

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1. Refer to the "Non-GAAP Performance Measures section of this press release.

"The fourth quarter was a turning point for the Company as operations at Rainy River continued to improve as part of our short-term operational strategy to establish this asset for efficient and sustainable mining. Combined with the solid performance from the New Afton Mine, the Company reported a fourth quarter that delivered very encouraging results and we will build on that momentum in 2019," stated Renaud Adams, President and CEO. "Our liquidity position will support the execution of our operational plan in 2019, which includes the completion of all remaining construction and mill upgrades at Rainy River that will position the asset for profitable operations beginning in 2020. We begin 2019 with a renewed vision for the future of the Company that is supported by a renewed focus on driving profitable mining at all our operations that will create sustainable value for shareholders."

Financial Highlights

Continuing Operations[1]	Fourth Quarter 2018	Fourth Quarter 2017	Year-end 2018	Year-end 2017
Revenues from mining operations	157.4	123.5	604.5	388.7
Net earnings (loss), per share	(1.26)	(0.39)	(1.85)	(0.28)
Adj. net earnings (loss)[2], per share	0.04	(0.04)	(0.02)	(0.04)
Operating cash flow, per share	0.10	0.10	0.33	0.35
Adj. operating cash flow[2,3], per share	0.13	0.07	0.46	0.27
Total Operations[3]	Fourth Quarter 2018	Fourth Quarter 2017	Year-end 2018	Year-end 2017
Net earnings (loss), per share	(1.26)	(0.34)	(2.12)	(0.19)
Operating cash flow, per share	0.11	0.21	0.42	0.61
Adj. operating cash flow[2,3], per share	0.14	0.16	0.58	0.53

1. Continuing operations are the Rainy River, New Afton and Cerro San Pedro Mines.
2. Refer to the "Non-GAAP Performance Measures section of this press release. Operating cash flow before changes in working capital.
3. Total operations include continuing operations and the Mesquite and Peak Mines that were sold in 2018 and presented as Discontinued Operations.

- Revenue from continuing operations increased by $33.9 million, or 27%, for the quarter and $215.8 million, or 56%, for the year due to the increase in sales volumes from Rainy River.
- Impairment loss recorded during the quarter was $452.9 million relating to Rainy River and $218.2 million relating to Blackwater. For the year, the Company recorded impairment losses of $836.6 million at Rainy River and $218.2 million at Blackwater, totaling $1,054.8 million pre-tax ($953.2 million after-tax). There was no tax recovery associated with the impairment losses at Rainy River and Blackwater recorded during the fourth quarter of 2018 as the Company has not recognized any deferred tax assets as at December 31, 2018. Refer to the consolidated financial statements for further information.
- For the quarter and year, the net loss was impacted by the impairment loss at Rainy River and Blackwater, an inventory write-down at Cerro San Pedro, an increase in depreciation and depletion expenses and finance costs, which were partially offset by a higher operating margin when compared to the prior period.
- Adjusted net earnings from continuing operations for the quarter increased compared to the prior-year quarter as the increase in operating margin and tax recovery was only partially offset by an increase in finance costs less finance income, depreciation and depletion expenses and exploration, business development, and corporate general and administrative expenses.
- Adjusted net loss for the year decreased when compared to the prior year primarily due to an increase in the operating margin, a decrease in exploration, business development, and corporate general and administrative expenses, and an increase in income tax recovery when compared to the prior year. This was partially offset by an increase in depreciation and depletion expenses and an increase in finance costs less finance income, as the Company ceased capitalization of interest to its qualifying development property due to the commencement of commercial production at Rainy River.

- The Company's December 31, 2018 cash balance of $103.7 million, together with the $114.2 million available for drawdown under its credit facility at December 31, 2018, provided the Company with approximately $217.9 million of liquidity. The liquidity increased to $392.9 million with $175 million of additional Credit Facility availability upon the perfection of the Rainy River security in February 2019.

Operational Highlights

Continuing Operations[1]	Fourth Quarter 2018	Fourth Quarter 2017	Year-end 2018	Year-end 2017
Gold production (ounces)	97,428	58,070	315,483	149,009
Copper production (Mlbs)	20.8	24.6	85.1	90.6
Average realized gold price, per ounce[2]	1,230	1,268	1,263	1,278
Average realized copper price, per pound[2]	2.96	2.70	3.06	2.66
Operating expense, per gold ounce	568	731	648	605
Operating expense, per copper pound	1.37	1.56	1.57	1.26
Total cash costs, per gold ounce[2]	186	393	270	(82)
AISC, per gold ounce[2]	688	714	961	488
AISC, per gold ounce[2] (co-product)	857	945	1,051	914
Sustaining capital ($M)[2]	30.7	11.2	174.8	43.3
Growth capital ($M)[2]	8.7	83.4	39.1	510.9
Total Operations	Fourth Quarter 2018	Fourth Quarter 2017	Year-end 2018	Year-end 2017
Gold production (ounces)	110,559	145,992	455,448	422,411
AISC, per gold ounce[2]	718	771	925	727

1. Continuing operations include the Rainy River, New Afton and Cerro San Pedro Mines.
2. Refer to the "Non-GAAP Performance Measures section of this press release. Total operations include continuing operations and the Mesquite and Peak Mines that were sold in 2018 and presented as Discontinued Operations.

Rainy River Highlights

Rainy River Mine	Fourth Quarter 2018	Fourth Quarter 2017	Year-end 2018	Year-end 2017
Gold produced (ounces)	77,202	28,509	227,284	28,509
Gold sold (ounces)	66,123	26,359	214,804	26,359
Average realized gold price, per ounce[1]	1,229	1,276	1,260	1,276
Operating expense, per gold ounce	648	1,432	826	1,432
Total cash costs, per gold ounce[1]	641	1,436	820	1,436
AISC, per gold ounce[1]	1,054	1,549	1,501	1,549
Sustaining capital ($M)[1]	25.6	2.6	142.1	2.6
Growth capital ($M)[1]	6.1	80.7	28.5	496.7

1. Refer to the "Non-GAAP Performance Measures section of this press release.

Rainy River Mine	Q1 18	Q2 18	Q3 18	Q4 18	2018
Tonnes mined per day (ore and waste)	112,432	107,416	102,290	111,507	108,392
Ore tonnes mined per day	36,296	36,043	30,439	32,054	33,687
Strip ratio (waste:ore)	2.1	1.98	2.36	2.48	2.22
Tonnes milled per calendar day	17,534	16,549	16,962	20,668	17,934
Tonnes milled run rate[1]	22,771	22,364	22,318	25,835	23,291

Gold grade milled (g/t)	1.08	1.24	1.21	1.42	1.25
Gold recovery (%)	81%	87%	87%	89%	86%
Mill availability (%)	77%	74%	76%	80%	77%
Gold production (oz)	39,325	55,219	55,538	77,202	227,284

1. Run rate is defined by (total tonnes milled / mill availability) / calendar days.

- In the first full year of operations, Rainy River's safety performance continued to improve throughout the year with the mine reporting a 0.93 Total Reported Injury Frequency Rate (TRIFR) by the end of the year, as compared to 2.94 in 2017.

- The Rainy River Mine reported continued improvement in operational performance and delivered the best ever quarterly gold production of 77,202 ounces (66,123 sold), and 227,284 ounces (214,814 sold) for the year, achieving revised annual guidance of between 210,000 and 250,000 gold ounces.

- Operating expense per gold ounce was $648 for the quarter and $826 for the year, higher than revised annual guidance of between $730 and $770 per ounce, primarily due to the impact of start-up challenges and unplanned maintenance related to the mill facility impacting both production and costs. Operating expense per gold ounce for the quarter declined by 15% over the prior quarter, primarily driven by the improved operational performance achieved during the quarter.

- All-in sustaining costs (AISC) per gold ounce were $1,054 for the quarter and $1,501 for the year, which included costs related to the mill upgrade, and $71.6 million ($333 per ounce) of construction costs that have been categorized as sustaining capital[1]. Excluding construction, AISC for the year were $1,168 per ounce. AISC for the year were lower than revised guidance of between $1,600 and $1700 per ounce, due to lower than planned sustaining capital expenditures incurred during the year. AISC is expected to be higher in 2019 as sustaining capital requirements increase in order to complete remaining construction and mill upgrades.

- Growth capital[1] for the quarter was $6.1 million, and $28.5 million for the year, primarily related to the underground project and the payment of working capital related to project development (pre-commercial production).

- The mill run-rate averaged 25,835 tonnes per day for the quarter, the first full quarter in which the mill averaged a daily run rate above the target 24,000 tonnes per day. Milling operations were suspended for approximately 10 days during the quarter in order to repair the Semi-Autogenous Grinding (SAG) mill starter and to address the ball mill trunnion, which was replaced during the first quarter of 2019.

- Mill gold recovery for the quarter was 89%. During the quarter, considerable efforts were deployed to improve the carbon regeneration and stripping circuits, allowing for an improved overall recovery of more than 90% during the second half of December. Mill recoveries are expected to continue to improve over the next two quarters as ongoing mill upgrades and the optimization of the grinding circuit are completed.

- A total of 10.3 million tonnes were mined during the quarter, for an average of 111,507 tonnes per day, including 2.53 million tonnes of medium and high-grade ore.

- Grade reconciliation for the quarter continued to be in line with the resource and dig-shape models, providing additional confidence in the deposit.

- Consistent with the renewed vision of repositioning the Rainy River Mine for long-term success, the Company has adopted a disciplined approach to capital allocation as well as mine life optimization. Accordingly, management has deferred the 2019 underground mine development plan to 2020. During 2019, the Company will launch a comprehensive review that includes alternative underground mining scenarios with the overall objective of reducing capital and improving the return on investment for the underground portion of the life of mine.

New Afton Highlights

New Afton Mine	Fourth Quarter 2018	Fourth Quarter 2017	Year-end 2018	Year-end 2017
Gold produced (ounces)	18,778	22,384	77,329	86,163
Gold sold (ounces)	17,176	20,132	72,489	81,067
Copper produced (Mlbs)	20.8	24.6	85.1	90.6
Copper sold (Mlbs)	19.7	22.0	81.1	84.5
Average realized gold price, per ounce[1]	1,237	1,254	1,266	1,280
Average realized copper price, per pound[1]	2.96	2.70	3.06	2.66
Operating expense, per gold ounce	375	362	384	412
Operating expense, per copper pound	0.90	0.78	0.93	0.85
Total cash costs, per gold ounce[1]	(1,629)	(1,363)	(1,626)	(1,126)
Total cash costs, per gold ounce (co-product)[1]	482	484	495	530
Total cash costs, per copper pound (co-product)[1]	1.16	1.04	1.19	1.10
AISC, per gold ounce[1]	(1,306)	(909)	(1,147)	(605)
AISC, per gold ounce (co-product)[1]	567	617	623	692
AISC, per copper pound (co-product)[1]	1.36	1.33	1.50	1.44
Sustaining capital ($M)[1]	5.0	8.3	32.6	39.3
Growth capital ($M)[1]	1.0	0.3	3.3	2.9

1. Refer to the "Non-GAAP Performance Measures section of this press release.

New Afton Mine	Q1 18	Q2 18	Q3 18	Q4 18	2018
Underground mine tpd	16,751	13,654	17,105	17,099	16,156
Gold grade milled (g/t)	0.57	0.50	0.55	0.51	0.53
Gold recovery (%)	84%	86%	85%	84%	85%
Gold production (oz)	19,998	18,637	19,916	18,778	77,329
Copper grade milled (%)	0.94	0.82	0.89	0.82	0.87
Copper recovery (%)	83%	84%	83%	83%	83%
Copper production (Mlbs)	22.2	20.4	21.7	20.8	85.1

- The New Afton Mine achieved a significant safety milestone in late December reaching one million person-hours without lost-time injury.

- The New Afton Mine produced 18,778 gold ounces for the quarter and 77,329 ounces for the year, exceeding the high end of annual guidance of between 55,000 and 65,000 gold ounces. Copper production for the quarter was 20.8 million pounds and 85.1 million pounds for the year, reaching the high end of annual guidance of between 75 and 85 million pounds of copper.

- Operating expense per gold ounce was $375 for the quarter and $384 for the year, 16% lower than annual guidance of between $455 and $495 per gold ounce. Operating expense per copper pound for the quarter was $0.90 and $0.93 for the year, 15% lower than annual guidance of between $1.10 to $1.30 per copper pound.

- All-in sustaining costs (AISC) per gold ounce for the quarter were ($1,306) for the quarter and ($1,147) for the year, 12% lower than annual guidance of between ($1,020) and ($980) per gold ounce.

- Sustaining capital for the quarter was $5.0 million and $32.6 million for the year, primarily related to tailings dam raises, equipment purchases and mill upgrades.

- Growth capital for the quarter was $1.0 million and $3.3 million for the year, primarily related to the New Afton C-zone.

- An ore segregation strategy commenced during the quarter and was further enhanced with the recent commissioning of an ore scanner, which is expected to increase overall mill grade.

- The initial phase of a two-phase mill upgrade to address supergene ore recovery was completed on time and on budget during the quarter, which included the installation of pressure jigs and a magnetic separator with commissioning currently underway. The second phase of the planned upgrade will be launched during the first quarter of 2019 with commissioning scheduled for the third quarter.

- An internally funded development strategy (assuming a $1,300 gold and $2.75 copper price and a foreign exchange rate of 1.30 Canadian dollars to 1 U.S. dollar) for the New Afton C-zone has been launched. The development of the C-zone would provide mine life extension to 2030 with robust economics.

Recent Corporate Highlights

- The sale of the Mesquite Mine was completed in the quarter for gross proceeds of $158 million, with net working capital adjustments of $4 million anticipated to be received in February.

- Mr. Rob Chausse was appointed as Chief Financial Officer effective November 5, 2018. Mr. Chausse brings more than 25 years of international finance experience exclusively in the mining sector that enhances the collective experience of the leadership team.

- On December 11, 2018, the Company announced a restructuring of the senior leadership team to better align the corporate structure with the smaller asset base of two operating assets, the Rainy River and New Afton Mines, as well as the Blackwater project.

Mineral Reserves and Resources (as of December 31, 2018)

As at December 31, 2018, New Gold is reporting Mineral Reserves and Resources for the Company as summarized in the table below. Detailed Mineral Reserve and Resource tables follow at the end of this press release.

Mineral Reserves and Resources Summary[1]

	As at December 31, 2018		
	Gold koz	Silver koz	Copper Mlbs
Proven and Probable Reserves			
Rainy River	4,186	12,116	-
New Afton	1,077	3,280	903
Blackwater	8,170	60,800	-
Total Proven and Probable	13,433	76,196	903
Measured and Indicated resources (exclusive of reserves)[1]	4,600	19,699	891
Inferred resources[1]	1,001	3,860	132

[1.] Refer to the detailed mineral reserve and mineral resource tables follow at the end of this press release.

- Consolidated gold reserves decreased by approximately 35,000 ounces as compared to year-end 2017 (mid-year 2018 for the Rainy River Mine). This decrease includes approximately 218,000 ounces of mining depletion at Rainy River during Q3 and Q4 and approximately 79,000 ounces of mining depletion at the New Afton Mine. Mining depletion was partially offset by approximately 262,000 ounces of positive resource-to-reserve conversions from updated mining designs and operational plans.

- Measured and Indicated resources decreased marginally due to the resource to reserve conversion at New Afton. Measured and Indicated resources at Rainy River and Blackwater remain materially unchanged as compared to previously reported Measured and Indicated resources.

- Inferred resources were relatively unchanged from the prior year.

Conference Call and Webcast Information

- Participants may listen to the webcast by registering on our website at www.newgold.com.

- Participants may also listen to the conference call by calling toll free 1-888-231-8191, or 1-647-427-7450 outside of the U.S. and Canada.

- A recorded playback of the conference call will be available until March 14, 2019 by calling toll free 1-855-859-2056, or 1-416-849-0833 outside of the U.S. and Canada, passcode 3178625. An archived webcast will also be available until May 14, 2019 at www.newgold.com.

About New Gold Inc.

New Gold is a Canadian-focused intermediate gold mining company. The Company has a portfolio of two core producing assets, the Rainy River and New Afton Mines in Canada. The Company also operates the Cerro San Pedro Mine in Mexico (which transitioned to residual leaching in 2016). In addition, New Gold owns 100% of the Blackwater project located in Canada. New Gold's objective is to be a leading intermediate gold producer, focused on the environment and social responsibility. For further information on the Company, please visit www.newgold.com.

For further information, please contact:

Anne Day
Vice President, Investor Relations
Direct: +1 (416) 324-6003
Email: anne.day@newgold.com

Julie Taylor
Director, Corporate Communications and Investor Relations
Direct: +1 (416) 324-6015
Toll free: +1 (888) 315-9715
Email: info@newgold.com

Mineral Reserves and Resources (as of December 31, 2018)

Mineral Reserves Statement

	Tonnes 000s	Metal grade			Contained metal		
		Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing reserves							
Open Pit							
Proven	18,663	1.24	2.4	-	744	1,450	-
Probable	47,670	1.18	3.0	-	1,810	4,542	-
Open Pit P&P *(direct proc.)*	66,333	1.20	2.8	-	2,554	5,993	-
Underground							
Proven	-	-	-	-	-	-	-
Probable	8,954	3.55	9.5	-	1,021	2,728	-
Underground P&P *(direct proc.)*	8,954	3.55	9.5	-	1,021	2,728	-
Low grade reserves							
Open Pit							
Proven	8,430	0.36	2.0	-	97	541	-
Probable	32,714	0.35	2.3	-	366	2,428	-
Open Pit P&P *(low grade)*	41,145	0.35	2.2	-	463	2,969	-
Surface Stockpiles							
Proven	7,307	0.63	1.8	-	147	426	-
Open Pit P&P *(stockpile)*	7,307	0.63	1.8	-	147	426	-
Combined P&P							
Proven	34,400	0.89	2.4	-	989	2,291	-
Probable	89,339	1.11	3.4	-	3,197	9,825	-
Total Rainy River P&P	123,739	1.05	3.0	-	4,186	12,116	-
NEW AFTON							
A&B Zones							
Proven	-	-	-	-	-	-	-
Probable	25,731	0.51	1.9	0.74	420	1,612	420
C-zone							
Proven	-	-	-	-	-	-	-
Probable	26,911	0.76	1.9	0.82	657	1,668	484
Total New Afton P&P	52,642	0.64	1.9	0.78	1,077	3,280	903
BLACKWATER							
Direct processing reserves							
Proven	124,500	0.95	5.5	-	3,790	22,100	-
Probable	169,700	0.68	4.1	-	3,730	22,300	-
P&P *(direct proc.)*	294,300	0.79	4.7	-	7,510	44,400	-
Low grade reserves							
Proven	20,100	0.50	3.6	-	330	2,300	-
Probable	30,100	0.34	14.6	-	330	14,100	-
P&P *(low grade)*	50,200	0.40	10.2	-	650	16,400	-
Combined Direct proc. & Low grade							
Proven	144,600	0.88	5.3	-	4,110	24,400	-
Probable	199,800	0.63	5.7	-	4,050	36,400	-
Total Blackwater P&P	344,400	0.74	5.5	-	8,170	60,800	-
TOTAL PROVEN & PROBABLE RESERVES					13,433	76,136	903

Measured & Indicated (exclusive of Reserves)

	Tonnes 000s	Metal grade			Contained metal		
		Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing resources							
Open Pit							
Measured	2,990	1.13	5.6	-	109	534	-
Indicated	26,370	1.13	3.3	-	955	2,759	-
Open Pit M&I *(direct proc.)*	29,360	1.13	3.5	-	1,064	3,292	-
Underground							
Measured	-	-	-	-	-	-	-
Indicated	7,908	3.06	8.6	-	778	2,188	-
Underground M&I *(direct proc.)*	7,908	3.06	8.6	-	778	2,188	-
Low grade resources							
Open Pit							
Measured	2,465	0.35	3.1	-	28	248	-
Indicated	23,135	0.36	2.1	-	269	1,592	-
Open Pit M&I *(low grade)*	25,600	0.36	2.2	-	297	1,840	-
Combined M&I							
Measured	5,455	0.78	4.5	-	137	782	-
Indicated	57,412	1.08	3.5	-	2,002	6,539	-
Total Rainy River M&I	**62,867**	**1.06**	**3.6**	**-**	**2,139**	**7,321**	**-**
NEW AFTON							
A&B Zones							
Measured	15,239	0.64	2.0	0.86	315	972	289
Indicated	8,530	0.51	2.8	0.77	140	776	145
A&B Zone M&I	23,769	0.60	2.3	0.83	455	1,748	434
C-zone							
Measured	5,711	0.79	2.0	0.96	144	366	120
Indicated	11,976	0.72	2.1	0.87	279	809	230
C-zone M&I	17,687	0.74	2.1	0.90	423	1,174	350
HW Lens							
Measured	-	-	-	-	-	-	-
Indicated	10,951	0.52	2.1	0.44	183	722	107
HW Lens M&I	10,951	0.52	2.1	0.44	183	722	107
Combined M&I							
Measured	20,950	0.68	2.0	0.89	459	1,338	410
Indicated	31,457	0.60	2.3	0.69	602	2,307	481
Total New Afton M&I	**52,407**	**0.63**	**2.2**	**0.77**	**1,061**	**3,645**	**891**
BLACKWATER							
Direct processing resources							
Measured	288	1.39	6.6	-	13	61	-
Indicated	45,249	0.84	4.6	-	1,225	6,692	-
M&I *(direct proc.)*	45,537	0.85	4.6	-	1,238	6,753	-
Low grade resources							
Measured	-	-	-	-	-	-	-
Indicated	15,779	0.32	3.9	-	162	1,980	-
M&I *(low grade)*	15,779	0.32	3.9	-	162	1,980	-
Total Blackwater M&I	**61,316**	**0.71**	**4.4**	**-**	**1,400**	**8,733**	**-**
TOTAL M&I RESOURCES					**4,600**	**19,699**	**891**

Inferred Mineral Resources

	Tonnes 000s	Metal grade			Contained metal		
		Gold g/t	Silver g/t	Copper %	Gold Koz	Silver Koz	Copper Mlbs
RAINY RIVER							
Direct processing							
Open Pit	5,883	1.17	3.1	-	222	578	-
Underground	1,270	3.68	3.8	-	150	156	-
Total Direct Processing	7,153	1.62	3.2	-	372	733	-
Low grade resources							
Open Pit	6,049	0.37	1.4	-	72	274	-
Rainy River Inferred	13,202	1.05	2.4	-	444	1,007	-
NEW AFTON							
A&B Zones	6,530	0.35	1.4	0.38	74	295	54
C-zone	7,034	0.43	1.4	0.51	98	309	77
HW Lens	-	-	-	-	-	-	-
New Afton Inferred	13,564	0.39	1.4	0.45	172	605	132
BLACKWATER							
Direct processing	13,905	0.76	4.0	-	341	1,788	-
Low grade resources	4,207	0.33	3.4	-	44	460	-
Blackwater Inferred	18,112	0.66	3.9	-	385	2,248	-
TOTAL INFERRED					1,001	3,860	132

Notes to Mineral Reserve and Resource Estimates

1. New Gold's Mineral Reserves and Mineral Resources have been estimated in accordance with the CIM Standards, which are incorporated by reference in NI 43-101.

2. All Mineral Reserve and Mineral Resource estimates for New Gold's properties and projects are effective December 31, 2018.

3. New Gold's year-end 2018 Mineral Reserves and Mineral Resources have been estimated based on the following metal prices and foreign exchange (FX) rate criteria:

	Gold $/ounce	Silver $/ounce	Copper $/pound	FX CAD:USD
Mineral Reserves	$1,275	$17.00	$3.00	1.30
Mineral Resources	$1,350	$18.00	$3.25	1.30

4. Lower cut-offs for the Company's Mineral Reserves and Mineral Resources are outlined in the following table:

Mineral Property		Mineral Reserves Lower cut-off	Mineral Resources Lower Cut-off
Rainy River	O/P direct processing:	0.30 – 0.50 g/t AuEq	0.30 – 0.50 g/t AuEq
	O/P low grade material:	0.30 g/t AuEq	0.30 g/t AuEq
	U/G direct processing:	2.20 g/t AuEq	2.00 g/t AuEq
New Afton	Main Zone – B1 & B2 Blocks:	C$ 17.00/t	All Resources: 0.40% CuEq
	B3 Block & C-zone:	C$ 24.00/t	
Blackwater	O/P direct processing:	0.26 – 0.38 g/t AuEq	All Resources: 0.40 g/t AuEq
	O/P low grade material:	0.32 g/t AuEq	

5. New Gold reports its measured and indicated mineral resources exclusive of mineral reserves. Measured and indicated mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have a greater amount of uncertainty as to their existence and technical feasibility, do not have demonstrated economic viability, and are likewise exclusive of mineral reserves. Numbers may not add due to rounding.

6. Mineral resources are classified as measured, indicated and inferred based on relative levels of confidence in their estimation and on technical and economic parameters consistent with the methods considered to be most suitable to their potential commercial extraction. The designators 'open pit' and 'underground' may be used to indicate the envisioned mining method for different portions of a resource. Similarly the designators 'direct processing' and 'lower grade material' may be applied to differentiate material envisioned to be mined and processed directly from material to be mined and stored separately for future processing. Mineral reserves and mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing and other risks and relevant issues. Additional details regarding mineral reserve and mineral resource estimation, classification, reporting parameters, key assumptions and associated risks for each of New Gold's material properties are provided in the respective NI 43-101 Technical Reports, which are available at www.sedar.com.

7. The preparation of New Gold's consolidated statement and estimation of mineral reserves has been completed under the oversight and review of Mr. Nicholas Kwong, Director of Technical Services for the Company. Mr. Kwong is a Professional Engineer and member of the Professional Engineers of Ontario. Preparation of the New Gold's consolidated statement and estimation of mineral resources has been completed under the oversight and review of Mr. Mark Petersen, a consultant to New Gold and former Vice President, Exploration for the Company. Mr. Petersen is an SME Registered Member, AIPG Certified Professional Geologist. Messrs. Kwong and Petersen are "Qualified Persons" as defined by NI 43-101.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance are "forward looking". All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are "forward-looking statements". Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "targeted", "estimates", "forecasts", "intends", "anticipates", "projects", "potential", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to: mineral resources and mineral reserve estimates; completion of construction capital and mill upgrade at Rainy River, expectations with respect to mill recoveries; the launch in 2019 of a comprehensive review of alternative underground mining scenarios as well as potential operational and cost efficiencies at Rainy River; timing of the second phase of the planned mill upgrade at New Afton; the expectations with respect to extending mine life at New-Afton as a result of the development of the C-zone; and the sources of funding and potential financial performance of the New Afton C-zone.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, New Gold's latest annual management's discussion and analysis ("MD&A"), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold's operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold's current expectations; (3) the accuracy of New Gold's current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold's current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River mine and Blackwater project being consistent with New Gold's current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes; (9) the result of feasibility studies and other studies being realized, and

(10) metals and other commodity prices and exchange rates being consistent with those estimated for the purposes of 2019 guidance.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Technical Information

The scientific and technical information relating to mineral reserves and mineral resources estimate contained herein has been reviewed and approved by Mr. Mark A. Petersen, a consultant to New Gold and its former Vice President, Exploration. All other scientific and technical information has been reviewed and approved by Mr. Nicholas Kwong, Director, Business Improvement of New Gold. Mr. Petersen is an SME Registered Member and AIPG Certified Professional Geologist. Mr. Kwong is a Professional Engineer and a member of the Association of Professional Engineers and Geoscientists of British Columbia. Messrs. Petersen and Kwong are "Qualified Persons" for the purposes of NI 43-101.

Cautionary Note to U.S. Readers Concerning Estimates of Mineral Reserves and Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards for Mineral Resources and Mineral Reserves adopted by CIM Council on May 10, 2014 and incorporated by reference in National Instrument 43-101. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. As such, certain information contained in this news release concerning descriptions of mineralization and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission.

An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher confidence category. Readers are cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists or is economically or legally mineable.

Under United States standards, mineralization may not be classified as a "Reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve estimation is made. Readers are cautioned not to assume that all or any part of the measured or indicated mineral resources will ever be converted into mineral reserves. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Non-GAAP Financial Performance Measures

Cash costs per gold ounce, all-in sustaining costs (AISC) per gold ounce, sustaining capital and growth capital are non-GAAP financial measures that do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. In addition, certain non-GAAP measures are utilized, along with other measures, in the Company scorecard to set incentive compensation goals and assess performance of its executives.

All-In Sustaining Costs

"All-in sustaining costs" per ounce is a non-GAAP financial measure. Consistent with guidance announced in 2013 by the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines "all-in sustaining costs" per ounce as the sum of total cash costs, capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs, all divided by the ounces of gold sold to arrive at a per ounce figure. New Gold believes this non-GAAP financial measure provides further transparency into costs associated with producing gold and assists analysts, investors and other stakeholders of the Company in assessing the Company's operating performance, its ability to generate free cash flow from current operations and its overall value. This data is furnished to provide additional information and is a non-GAAP financial measure. All-in sustaining costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

"Sustaining costs" is a non-GAAP financial measure. New Gold defines sustaining costs as the difference between all-in sustaining costs and total cash costs, being the sum of net capital expenditures that are sustaining in nature, corporate general and administrative costs, capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs. New Gold terms non-sustaining capital costs to be "growth capital". Management uses sustaining costs to understand the aggregate net result of the drivers of all-in sustaining costs other than total cash costs. The line items between cash costs and all-in sustaining costs in the tables below break down the components of sustaining costs. Sustaining costs is intended to provide additional information only, does not have any standardized meaning under IFRS, and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total Cash Costs

"Total cash costs" per ounce is a non-GAAP financial measure which is calculated in accordance with a standard developed by The Gold Institute, a worldwide association of suppliers of gold and gold products that ceased operations in 2002. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. The Company believes that certain investors use this information to evaluate the Company's performance and ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. This measure, along with sales, is considered to be a key indicator of the Company's ability to generate operating earnings and cash flow from its mining operations. Total cash costs include mine site operating costs such as mining, processing and administration costs, royalties, production taxes, and realized gains and losses on fuel contracts, but are exclusive of amortization, reclamation, capital and exploration costs and net of by-product sales. Total cash costs are then divided by ounces of gold sold to arrive at a per ounce figure. Co-product cash costs remove the impact of other metal sales that are produced as a by-product of gold production and apportion the cash costs to each metal produced on a percentage of revenue basis, and subsequently divides the amount by the total ounces of gold or silver or pounds of copper sold, as the case may be, to arrive at per ounce or per pound figures. Unless otherwise indicated, all total cash cost information in this news release is net of by-product sales. This data is furnished to provide additional information and is a non-GAAP financial measure. Total cash costs and co-product cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under GAAP.

Adjusted Net Earnings/(Loss)

"Adjusted net earnings/(loss)" and "adjusted net earnings/(loss) per share" are non-GAAP financial measures. Net earnings/(loss) have been adjusted and tax affected for the group of costs in "Other gains and losses", impairment losses, inventory write-downs and certain non-recurring items on the condensed consolidated income statement. The adjusted entries are also impacted for tax to the extent that the underlying entries are impacted for tax in the unadjusted net earnings/(loss) from continuing operations. The Company uses this measure for its own internal purposes. Management's internal budgets and forecasts and public guidance do not reflect fair value changes on senior notes and non-hedged derivatives, foreign currency translation and fair value through profit or loss and financial asset gains/losses. Consequently, the presentation of adjusted net earnings and adjusted net earnings per share enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings and adjusted net earnings per share based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business and a review of the non-GAAP measures used by mining industry analysts and other mining companies. Adjusted net (loss)/earnings and adjusted net (loss)/earnings per share are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under IFRS.

Average Realized Price

"Average realized price per ounce or pound sold" is a non-GAAP financial measure with no standard meaning under IFRS. Management uses this measure to better understand the price realized in each reporting period for gold, silver, and copper sales. Average realized price is intended to provide additional information only and does not have any standardized definition under IFRS; it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently and this measure is unlikely to be comparable to similar measures presented by other companies.

For additional information with respect to the non-GAAP measures used by the Company, including reconciliation to the nearest IFRS measures, refer to the detailed Non-GAAP performance measure disclosure in the Management's Discussion and Analysis for the year ended December 31, 2018 filed at www.sedar.com and on EDGAR at www.sec.gov.